FREEGOLD VENTURES LIMITED

TSX: ITF, OTC BB: FGOVF, Frankfurt: FR4

For Immediate Release

                                                      www.freegoldventures.com

Freegold Drilling Intersects New Golden Summit Vein – 23.4 g/t Au over 6 feet

April 26, 2007 (Vancouver, BC) – Freegold Ventures Limited (the “Company”) is pleased to provide assay results from the first two fences drilled under the Phase 2, 20,000’ drill program currently underway at the Company’s Golden Summit project outside Fairbanks, Alaska.  As with Fence 1 (Phase 1) which outlined open-ended bulk-tonnage mineralization over surface widths of 640 feet, the current Phase 2 program is employing similar shallow, close-spaced drilling to test for high grade and bulk tonnage mineralization at various locations along the known 5,000’ of gold mineralization in the historic Cleary Hill mine area.

Results from the Phase 2 drilling (Fences 2 and 3) have identified two new areas of bulk tonnage mineralization east and west of Fence 1, as well as two new veins in the hanging wall of the main Cleary Hill structure (23.4 g/t over 6 feet, and 12.6 g/t over 3 feet)

Fence 2, located 700 feet east of Fence 1, consisted of three NW-SE oriented lines of 10 holes (lines 15 feet apart, holes 20 feet apart, with the middle line offset by 10 feet) used to test the gold mineralization and grade variability over a shorter 200 foot wide section along the Cleary Hill eastern extension.  A map showing the locations of these holes can be seen on the Company’s web site.  Holes 94 to 104 (line 1) and 114 to 123 (line 3) were all drilled to a vertical depth of 54 feet, with holes 104-103 (line 2) alternating between 54 and 78 feet in depth.   The highest-grade hole was 103 (1.17 g/tonne over 54 feet), located at the southern end of line 1, which itself averaged 0.4 g/t over the 200 foot width tested.   Significant intercepts from Fence 2 include:

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
98	39	51	12	2.35	0.069
Including	48	51	3	7.10	0.207
102	18	24	6	2.50	0.073
103	9	54	45	1.39	0.041
Including	21	24	3	7.75	0.226
106	9	48	39	0.70	0.020
110	0	9	9	3.45	0.101
Including	6	9	3	8.75	0.255
113	0	27	27	0.84	0.025
122	33	54	21	0.96	0.028

Fence 3, located 200 feet to the west of Fence 1, tested the mineralization over a total width of 1,025 feet with a single N-S oriented line of 41 holes (124 to 164) spaced 25 feet apart and drilled vertically to a depth of 78 feet.  The fence successfully intersected the previously known structures, including the high grade Cleary Hill hanging wall vein which assayed 12.6 g/t over 3 feet in hole 154.  This zone, which was intersected in the final 3-foot interval of the hole, remains open at depth.  Two new mineralized zones were also identified.  The first, a high grade structure in the hanging wall of the Cleary Hill structure, intersected in hole 151, graded 7.8 g/t over a 21 feet width, including a 6-foot section grading 23.4 g/t starting at 57 feet in hole 154.  The other new mineralization was discovered in the footwall of the Cleary Hill structure in hole 163, which intersected 9 feet averaging 1.68 g/t starting at 66 feet.  Additional work is planned using shallow drilling to further define these new discoveries as the strike and dip of these intersections remain open.  Significant intercepts from Fence 3 include:

Hole Number	From (foot)	To (foot)	Thickness (feet)	Gold Grade (g/tonne)	Gold Grade (oz/ton)
128	18	51	33	1.12	0.033
	72	78	6	1.57	0.046
129	0	6	6	1.62	0.047
133	45	78	33	1.51	0.044
Including	72	78	6	4.76	0.139
134	0	63	63	1.28	0.037
135	15	33	18	1.10	0.032
139	3	9	6	2.73	0.080
143	75	78	3	6.17	0.180
144	42	51	9	3.11	0.091
145	0	18	18	1.28	0.037
	48	54	6	1.74	0.051
146	57	60	3	6.19	0.181
148	6	45	39	1.12	0.033
151	54	75	21	7.82	0.228
Including	57	63	6	23.37	0.682
152	24	36	12	1.06	0.031
154	75	78	3	12.63	0.368
157	12	30	18	1.26	0.037
163	66	75	9	1.68	0.049

Lower grade mineralization continues to be encountered in between many of the shear zones and veins, and the average grade of these 41 holes over their 78-foot depth and their 1,025 foot width is 0.36 g/tonne, which includes a central area 350 feet in width that averages 0.5 g/tonne.

Holes in Fence 4 and 5 (single line fences similar to Fence 3), located 500 and 835 feet further to the west of Fence 3, have recently been completed and assay results are pending.

Drilling is being conducted with an Ingersol-Rand conventional percussion drill.  Cuttings are returned up the drill hole with the use of an OEM vacuum drill cuttings collector, and are dropped from a cyclone directly into a sample bag. Samples are collected every three feet, with the drill bit being pulled off the bottom and the hole cleaned at the completion of each sample interval.  Freegold maintains a geologist and sampler at the drill rig for all drilling to take and log all samples to insure that quality assurance and control procedures are in accordance with 43-101 requirements. One duplicate assay is being conducted in every drill hole and either a blank or a standard is inserted in the sample stream every 10 samples. Alaska Assay Laboratories in Fairbanks, Alaska is being used to analyze the drill cuttings for gold via fire assay analysis plus multi element ICP-AES and ICP-MS analysis using 4 acid digestion.

The Qualified Person for this release is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration company with a new management team experienced in mine development and production that is actively exploring advanced-stage gold projects in Idaho (Almaden) and Alaska (Golden Summit, Vinasale).  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold is currently finalizing a 34,000-foot drilling program aimed at further expanding the size of the resource prior to updating the project economics in 2007.  Freegold has also discovered new high-grade veins and bulk tonnage shears in surface trenching at its Golden Summit project outside Fairbanks.  A 10,000-ton bulk sample collected in the fall of 2006 will be processed in the summer of 2007, and a 25,000-foot drill program to further delineate gold mineralization within the current 1,000-foot wide by 5,000-foot long vein swarm commenced in December.  In addition Freegold has recently optioned the Vinasale Gold Deposit in Alaska, from Doyon, Limited.  Geophysical, mapping and sampling programs, along with metallurgical test-work will be carried out on the property in 2007.

On behalf of the Board of Directors

For further information:

Kristina Walcott – VP Corporate Development

“Steve Manz”

1.604.685.1870

1.800.667.1870

Steve Manz

jkw@freegoldventures.com

President and C.E.O.

The TSX has neither approved nor disapproved the contents of this news release. CUSIP: 45953B107

DISCLAIMER

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

FREEGOLD VENTURES LIMITED
Golden Summit Project, Alaska
Cleary Hill Mine Area
RAB Drill Fences 2 and 3
Drill Hole Locations
N
0 feet 300
Hole 164
GST0605
GST0606
GST0607
GST0608
GST0609
GST0610
GST0620
GST0611
GST0612
GST0616
GST0617
GSRAB06
Fence 1
GS07 Fence 3
150
140
130
GST0601
GST0619
GST0615
MIT0601
MIT0602
Haul Road
Hole 103
Hole 113
Hole 123
Hole 94
Hole 104
Hole 104
BST0609
BST0607
BST0610
BST0606
GST0618
BST0605
BST0603
BST0601
BST0604
BST0602
BST0608
Fence 1
Fence 2
Fence 3
Hole 124
CL0601
WC0606
GST0602
WC0605
WC0603
WC0601
WC0602
WC0604
WZ0502C
WZ0502B
WZ0502
WZ0503
WZ0504
WZ0505
WZ0506
WZ0501
GST0603
CU0203
Bedrock Channel Sample Area
Bedrock Channel Sample Area